SMART KIDS GROUP, INC.

Suite 234, 9768-170 St. Edmonton

AB Canada T5T 5L4

VIA EDGAR

November 14, 2011

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Tanya Bryant

Re:	Smart Kids Group, Inc. PRE 14C Filed November 3, 2011 File No. 000-54434

Dear Ms. Bryant,

Please accept this letter as confirmation of the following:

1.       There are no shares reserved for issuance under the Drawdown Equity Financing Agreement entered in to between the Smart Kids Group, Inc. (the “Company”) and Auctus Private Equity Fund, LLC, nor are there any shares reserved for issuance under any other understanding, arrangement or agreement other than explained in the Company’s November 8, 2011 correspondence to the Securities and Exchange Commission.

2.       The Company’s pending reverse split is not being undertaken to create additional authorized shares to issue in the merger transaction explained in the Company’s November 8, 2011 correspondence.

Very truly yours,

/s/ Richard Shergold

Richard Shergold

Chief Executive Officer